Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139

April 27, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dorrie Yale and Erin Jaskot

Re:    Jounce Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-223518
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Jounce Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-3 (Registration No. 333-223518) be accelerated so that the registration statement may become effective at 5:00 p.m., Eastern time, on Tuesday, May 1, 2018, or as soon thereafter as practicable, unless we or our counsel, Wilmer Cutler Pickering Hale and Dorr, LLP ("Wilmer Hale"), request by telephone that such registration statement be declared effective at some other time.

Please call Rosemary G. Reilly by telephone at (617) 526-6000 of Wilmer Hale with any comments or questions regarding this matter.

Very truly yours,

/s/ Anna L. Barry
Anna L. Barry

cc: Rosemary G. Reilly, Wilmer Cutler Pickering Hale and Dorr, LLP